Exhibit 99.59

Solaris Commences 2024 Drilling Program at Warintza Project

January 22, 2024 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to announce a corporate update including the commencement of the 2024 drilling program at its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador.

Warintza 2024 Drilling Program Underway

The 2024 drilling program has commenced with the first rig turning at Warintza East and a total of six rigs planned to be in operation by the end of February. An updated mineral resource estimate is expected in late Q2/24 to take in nearly double the meterage of the prior estimate and deliver major growth at Warintza Central, East and the recent discovery of Warintza Southeast within a common pit shell.

Drilling will continue through the updated mineral resource estimate with a focus on opportunities for further growth and infill drilling of at least 30km, taking advantage of additional permitted platform locations to optimize the drilling pattern, with some of these holes doubling as metallurgical and geotechnical and hydrogeological holes for mine design purposes.

Regional Exploration Underway

Field programs are underway to define drill targets at prospective areas identified in the regional exploration program (refer to press release dated January 8, 2024). This includes further detailed sampling at the Mateo prospect where a 3km x 1.4km arc of copper-molybdenum enrichment in soil samples is expressed around the margin of an overlapping sandstone unit that may cover a blind porphyry.

Financing Update

The Company has closed US$40 million (C$54 million) in funding including US$10 million (C$14 million) in equity financing and the drawdown of the first US$30 million (C$40 million) of the senior secured debt facility as part of the previously announced US$80 million offtake financing package (refer to press release dated December 11, 2023). This financing package funds the baseline programs for 2024 and 2025.

Upon closing the C$130 million strategic investment by an affiliate of Zijin Mining Group Co., Ltd. (refer to press release dated January 11, 2024), the Company plans to aggressively expand its 2024 and 2025 programs to bring ten rigs into operation, and significantly scale up its regional exploration programs, including land consolidation, and commencing infrastructure and site development for fast-tracking the Project, with details to follow.

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”

President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203

Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that a total of six rigs planned to be in operation by the end of February, an updated mineral resource estimate is expected in late Q2/24 to take in nearly double the meterage of the prior estimate and deliver major growth at Warintza Central, East and the recent discovery of Warintza Southeast within a common pit shell, drilling will continue through the updated mineral resource estimate with a focus on opportunities for further growth and infill drilling of at least 30km, taking advantage of additional permitted platform locations to optimize the drilling pattern, with some of these holes doubling as metallurgical and geotechnical & hydrogeological holes for mine design purposes, field programs are underway to define drill targets at prospective areas identified in the regional exploration program including further detailed sampling at the Mateo prospect where a 3km x 1.4km arc of copper- molybdenum enrichment in soil samples is expressed around the margin of an overlapping sandstone unit that may cover a blind porphyry, the Company has closed US$40 million (C$54 million) in funding including US$10 million (C$14 million) in equity financing and the drawdown of the first US$30 million (C$40 million) of the senior secured debt facility which funds the baseline programs for 2024 and 2025, upon closing the C$130 million strategic investment by an affiliate of Zijin Mining Group Co., Ltd., the Company plans to aggressively expand its 2024 and 2025 programs to bring ten rigs into operation, and significantly scale up its regional exploration programs, including land consolidation, and commencing infrastructure and site development for fast-tracking the Project, with details to follow; that the remaining portions of the US$80 million will close; and that the C$130 million strategic investment will close. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about all conditions required to close the remaining portions of the US$80 million being satisfied including, but not limited to, the submission of an Environmental Impact Assessment and filing of pre-feasibility study at Warintza; all conditions required to close the C$130 million being satisfied including, but not limited to, obtaining all required regulatory approvals, including receipt of the requisite approval of the TSX, receipt of regulatory approval under the Investment Canada Act, and receipt of regulatory approval from the relevant authorities in the People’s Republic of China; the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1